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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.             )

                                ELDORADO BANCORP
          -------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   284697 10 7
          -------------------------------------------------------------
                                 (CUSIP Number)

                              CURT A. CHRISTIANSSEN
                         COMMERCE SECURITY BANCORP, INC.
                               7777 CENTER AVENUE
                                ONE PACIFIC PLAZA
                           HUNTINGTON BEACH, CA  92647
                                 (714) 895-2929
          -------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                             MICHAEL K. KREBS, ESQ.
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                             BOSTON, MA  02110-2699
                                 (617) 439-2000

                                DECEMBER 24, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement.

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                                  SCHEDULE 13D

----------------------                                      -------------------
CUSIP NO. 284697 10 7
----------------------                                      -------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMMERCE SECURITY BANCORP, INC.
     (I.R.S. ID#:  33-0720548)

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WORKING CAPITAL (WC)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER

SHARES                   468,200
                    -----------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            0
                    -----------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER

PERSON WITH              468,200
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     468,200
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               / /

-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CORPORATION (CO)
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

     Issuer:   Eldorado Bancorp (the "Company")
               19100 Von Karman, Suite 550
               Irvine, CA  92612

     Security: Common Stock, no par value ("Eldorado Common Stock")


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This statement is being filed by Commerce Security Bancorp, Inc., a Delaware corporation ("CSBI"). The principal executive offices of CSBI are located at 7777 Center Avenue, One Pacific Plaza, Huntington Beach, California 92647.

     The principal business of CSBI is to provide, through its bank subsidiaries, comprehensive corporate, commercial, correspondent and individual banking services.

     Information as to each of the executive officers and directors and the controlling shareholder of CSBI is set forth on Schedule I hereto. Each of such persons is a citizen of the United States.

     (d) During the last five years, neither CSBI nor, to the best of CSBI's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither CSBI nor, to the best of CSBI's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), CSBI will have the right, upon the occurrence of specified events, to purchase up to 468,200 shares of Eldorado Common Stock from the Company at $22.00 per share. Should CSBI purchase Eldorado Common Stock pursuant to the Stock Option Agreement, CSBI intends to finance such purchase from one or more of the following sources: cash on hand; the liquidation of securities held by CSBI; or dividends from CSBI subsidiaries.

ITEM 4.   PURPOSE OF TRANSACTION.

     On December 24, 1996, CSBI and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing, among other things, for the merger (the "Merger") of SDN Bancorp, Inc., a Delaware corporation ("SDN") and a wholly-owned subsidiary of CSBI, with and into the Company, whereby the Company will be the surviving corporation.

     Pursuant to the Merger Agreement, each share of Eldorado Common Stock outstanding on the date of the Merger will be converted into the right to receive, in cash, the sum of $23.00. Upon completion of the Merger (i) the shares of SDN common stock then issued and outstanding shall be converted into a like number of shares of common stock of the Company, which thereafter shall be owned entirely by CSBI and shall constitute all of the issued and outstanding shares of Eldorado Common Stock; (ii) the Articles of Incorporation and the By-laws of the Company as in effect immediately prior to the Merger shall be Articles of Incorporation and By-laws of the Company upon consummation of the Merger, except that, simultaneous with the Merger, the authorized capital stock of the Company set forth in the Articles of Incorporation shall be amended to reflect the authorized capital stock of SDN immediately prior to the Merger, and
(iii) Eldorado Common Stock shall cease to be listed on the American Stock Exchange.

          Consummation of the Merger is subject to certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of Eldorado Common Stock, (ii) the receipt of all required regulatory approvals without the imposition of a condition or restriction which in the reasonable opinion of CSBI will have or would reasonably be expected to have a material adverse effect on the economic or business benefits of the Merger to CSBI so as to render the consummation of the Merger inadvisable to CSBI; (iii) the accuracy of the representations and warranties of the Company when made and as of the Closing (as defined in the Merger Agreement) unless waived by CSBI; and (iv) the accuracy of the representations and warranties of CSBI and SDN when made and as of the Closing unless waived by the Company.

     Upon completion of the Merger, (i) the total number of persons serving on the Board of Directors of the Company shall be one, and Robert P. Keller will be the sole Director and (ii) the executive officers of the Company will consist of Robert P. Keller, President, and Curt A. Christianssen, Executive Vice President and Treasurer.

     Upon completion of the Merger, the Company's general practice of paying quarterly cash dividends, at the discretion of its Board of Directors, to the holders of Eldorado Common Stock shall cease, and the Company shall, from time to time, upon the determination of its Board of Directors, pay cash dividends to CSBI as the sole shareholder and parent corporation of the Company on an "as needed" basis, consistent with applicable state and federal corporate and banking laws and regulations.

     The Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          As a condition to the execution and delivery of the Merger Agreement, on December 24, 1996, the Company and CSBI entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, pursuant to which the Company granted CSBI an option (the "Option") to purchase up to 468,200 authorized but unissued shares of Eldorado Common Stock for $22.00 per share. The Option will become exercisable in whole or in part at any time prior to its expiration if a Triggering Event (as hereinafter defined) occurs prior to the occurrence of an Exercise Termination Event (as hereinafter defined).

          For purposes of the Stock Option Agreement, the term "Triggering Event" means an event upon which CSBI becomes entitled to receive payment of the Termination Fee (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement. Pursuant to the Merger Agreement, CSBI shall become entitled to the Termination Fee (i) upon termination of the Merger Agreement by the Company following its receipt of a Qualifying Strategic Transaction Proposal; or (ii) if the Company receives a Qualifying Strategic Transaction Proposal (as defined herein) and (x) within twenty calendar days, the Company has not reaffirmed its intent to proceed with the Merger pursuant to Section
5.1.4 of the Merger Agreement, or (y) the Board of Directors of the Company fails to give its unqualified recommendation that the stockholders of the Company approve the Merger Agreement and the Merger, or withdraws such recommendation prior to the affirmative vote of the stockholders.

     A "Qualifying Strategic Transaction Proposal" means a bona fide written Strategic Transaction Proposal (as defined herein) (which proposal may be conditional) that (x) is delivered to the Board of Directors (whether directly or through a representative of the Company), (y) identifies a price or range of values to be paid for the capital stock, assets or liabilities of the Company or the Company's bank subsidiary that are to be sold or otherwise transferred pursuant to such Proposal, and (z) in the good faith determination of the Board of Directors of the Company, based on the advice of the Company's counsel and on a written opinion of the Company's investment bankers to the effect that such Proposal is financially more favorable to its stockholders than the terms of the Merger (including due to a higher price or range of values offered by such Proposal), requires the Board of Directors to take (or cause the Company to take) such action in order to comply with the Board of Directors' fiduciary duties owed to its stockholders, ranging from the disclosure to the stockholders of information concerning the Proposal to the termination of the Merger Agreement. A "Strategic Transaction Proposal" means, to the extent relevant for these purposes, at all times prior to and including the time of any termination of this Agreement, a proposal concerning (i) any purchase or other acquisition of 20% or more of the assets, assumption of 20% or more of the liabilities, or purchase or other acquisition of 20% or more of the equity (on a pro forma basis) of the Company (including the Company's bank subsidiary), (ii) any merger or other business combination involving the Company or the Company's bank subsidiary, (iii) any recapitalization involving the Company or the Company's bank subsidiary resulting in an extraordinary dividend or distribution to the Company or its stockholders, or (iv) any self-tender for or redemption of 35% or more of the Common Stock.

          The term "Exercise Termination Event" means the termination of the Merger Agreement in accordance with the provisions thereof.

          Notwithstanding any other provisions of the Stock Option Agreement, the Total Profit (as hereinafter defined) from each sale, transfer or other disposition that is made on or before the termination of the Option pursuant to the terms of the Merger Agreement (a "Disposition Transaction") may not exceed the amount by which $1 million exceeds all out-of-pocket expenses or costs incurred by the Company in performing its respective covenants or duties under the Stock Option Agreement (such excess amount hereinafter referred to as the "Aggregate Profit Ceiling"). In the event that, on a date earlier than the expiration of twelve months following the termination of the Merger Agreement the Aggregate Profit Ceiling is reached (the "Ceiling Date"), the termination date of the Option shall be accelerated to the Ceiling Date and without any action required on the part of any person (including the Company, any successor to the Company, CSBI, any other holder of such unexercised portion of the Option or any Substitute Option (as defined in the Stock Option Agreement), or any owner of any Option Shares or Substitute Securities (each as defined in the Stock Option Agreement) then-outstanding), the portion of the Option or any Substitute Option which is then outstanding and unexercised shall automatically expire and cease to be exercisable. Furthermore, if the aggregate sum of all Total Profit received by any and all Transferring Persons (as defined herein) from all of the Disposition Transactions consummated up to the Ceiling Date exceeded the Aggregate Profit Ceiling, then such Transferring Persons shall be jointly and severally liable to pay to the Company or its successor, as the case may be, not later than the tenth day following the termination of the Option (i) an amount in cash equal to the difference between such aggregate sum of the Total Profit and the Aggregate Profit Ceiling, (ii) Option Shares (if delivered to the Company) or Substitute Securities (if delivered to a successor) having a market value as of that date equal to the difference between such aggregate sum of the Total Profit and the Aggregate Profit Ceiling, or (iii) any combination of the foregoing. For these purposes, the term "Total Profit" means the aggregate amount (before taxes) of the difference between (i) the Gross Sales Price (as defined in the Stock Option Agreement), and (ii) the gross purchase price paid, if any, for the Option Securities (as defined in the Stock Option Agreement) when they were acquired by CSBI or any holder or owner of any or all Option Securities that engages in a Disposition Transaction (each a "Transferring Person").

          The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement which is attached hereto as Exhibit 2.2.

          Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither CSBI nor, to the best of CSBI's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, CSBI may be deemed to have sole voting and dispositive power with respect to Eldorado Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 468,200 shares of Eldorado Common Stock, or approximately 11.0% of the Eldorado Common Stock outstanding on December 24, 1996, assuming exercise of the Option. However, CSBI expressly disclaims any beneficial ownership of the 468,200 shares of Eldorado Common Stock which are obtainable by CSBI upon exercise of the Option because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

     Neither CSBI nor, to the best of CSBI's knowledge, any of the individuals named in Schedule I hereto owns any Eldorado Common Stock.

     (c) Neither CSBI nor, to the best of CSBI's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in the Eldorado Common Stock during the past 60 days.

     (d) So long as CSBI has not purchased the Eldorado Common Stock subject to the Option, CSBI does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Eldorado Common Stock.

     (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to Eldorado Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither CSBI nor, to the best of CSBI's knowledge, any of the individuals named in
Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person having understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    2.1 Agreement and Plan of Merger dated December 24, 1996 by and between CSBI and the Company.

    2.2 Stock Option Agreement dated December 24, 1996 by and between CSBI and the Company.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ CURT A. CHRISTIANSSEN
                                   -------------------------------
                                   Curt A. Christianssen
                                   Executive Vice President and
                                   Chief Financial Officer

Date:     February 18, 1997

13D.

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                       OF COMMERCE SECURITY BANCORP, INC.
                         AND ITS CONTROLLING SHAREHOLDER

     The name, business address, present principal occupation or employment (if any), and the name, principal business and address of any corporation or other organization in which such employment is conducted (if any), of each of the directors and executive officers of Commerce Security Bancorp, Inc. ("CSBI") and Dartmouth Capital Group, L.P. (the "Partnership"), the controlling shareholder of CSBI, and the executive officers and directors of Dartmouth Capital Group, Inc., the Partnership's general partner ("DCG"), is set forth below.



                                        CSBI
                                        ----


                                        Present Principal Occupation or
Name                                    Employment and Address
----                                    --------------------------------

Robert P. Keller                        Director, President and Chief
                                        Executive Officer of CSBI

                                        Commerce Security Bancorp, Inc.
                                        7777 Center Avenue
                                        One Pacific Plaza
                                        Huntington Beach, CA  92647

K. Thomas Kemp                          President and Chief Executive Officer
(Director of CSBI)                      of White Mountain Holdings, Inc.

                                        White Mountain Holdings, Inc.
                                        80 South Main Street
                                        Hanover, NH 03755

Jefferson W. Kirby                      Vice President of Alleghany Corporation
(Director of CSBI)
                                        Alleghany Corporation
                                        375 Park Avenue, Suite 3201
                                        New York, NY  10152

Charles E. Hugel                        Retired
(Director of CSBI)
                                        Commerce Security Bancorp, Inc.
                                        7777 Center Avenue
                                        One Pacific Plaza
                                        Huntington Beach, CA  92647

Edward A. Fox                           Retired
(Director of CSBI)

                                        Commerce Security Bancorp, Inc.
                                        7777 Center Avenue
                                        One Pacific Plaza
                                        Huntington Beach, CA  92647

Peter H. Paulsen                        President and Chief Executive Officer
(Director of CSBI)                      of Commerce Pacific

                                        Commerce Pacific
                                        355 Harris Avenue, Suite 201
                                        Bellingham, WA  98225

Curt A. Christianssen                   Senior Vice President, Treasurer and
                                        Chief Financial Officer of CSBI

                                        Commerce Security Bancorp, Inc.
                                        7777 Center Avenue
                                        One Pacific Plaza
                                        Huntington Beach, CA  92647


                                 THE PARTNERSHIP
                                 ---------------

                                        Present Principal Occupation or
Name                                    Employment and Address
----                                    -------------------------------

Dartmouth Capital Group, L.P.           Principal shareholder of CSBI
(a Delaware limited partnership)
                                        c/o Commerce Security Bancorp, Inc.
                                        7777 Center Avenue
                                        One Pacific Plaza
                                        Huntington Beach, CA  92647

                                        DCG
                                        ---

                                        Present Principal Occupation or
Name                                    Employment and Address
----                                    --------------------------------
Ernest J. Boch                          Chairman and Chief Executive Officer of
(Director)                              Subaru of New England, Inc.

                                        Subaru of New England, Inc.
                                        90 Morse Street
                                        Norwood, MA 02062

Curt A. Christianssen                   (see above for further information)
(Senior Vice President and Treasurer)

Edward A. Fox                           (see above for further information)
(Director)

Charles E. Hugel                        (see above for further information)
(Director)

Robert P. Keller                        (see above for further information)
(Director and President)

K. Thomas Kemp                          (see above for further information)
(Director)

Jefferson W. Kirby                      (see above for further information)
(Director)

John B. Pettway                         Manager of Haveford-Valley, L.C.
(Director)
                                        Haveford-Valley, L.C.
                                        700 Bitner Road
                                        Park City, UT  84098

Henry T. Wilson                         Principal of Northwood Ventures
(Director)
                                        Northwood Ventures
                                        485 Underhill Boulevard, Suite 205
                                        Syosset, NY  11791

13D.